FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: March 11, 2005
	By:	/S/ OTHÓN FRIAS CALDERÓN
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

AZTECA AMERICA LAUNCHES FUNDACION AZTECA AMERICA

AFTER REACHING SUBSTANTIAL COVERAGE GROWTH

FOR IMMEDIATE DISTRIBUTION

Washington DC, March 10, 2005—Azteca America, the fastest-growing Hispanic network in the United States and fully owned subsidiary of TV Azteca, S.A. de C.V. (NYSE:TZA; BMV:TVAZTCA; Latibex:XTZA) announced today that it launched Fundación Azteca America, after the network has reached substantial coverage expansion as has been previously announced. The new foundation is a non-profit organization that seeks to improve the quality of life of members of the US Hispanic community.

“By means of our network’s expanded coverage, we have an unparalleled vehicle to help on the needs and interests of the community we serve,” said Luis J. Echarte, president and CEO of Azteca America. “US Hispanics face enormous educational, healthcare and legal challenges, and as a responsible broadcaster we are committed to give back to the dynamic community that propels Azteca America.”

Fundación Azteca America will build on the success in Mexico of Grupo Salinas’ Fundación Azteca, one of the most widely recognized non-profit organizations in Latin America by means of its dedication to improving health, nutrition and education of Mexicans. The new foundation’s primary goal is to serve as a bridge between donors and established foundations that support the Hispanic community in the United States.

The foundation will replicate the philosophy of Fundación Azteca of offering tools for self improvement rather than charity. Consistent with it, Fundación Azteca America launched yesterday its first media campaign “Vive sin Drogas,” which carries a hard-hitting message about the harm that narcotics use can do to our communities.

The launch of the foundation was attended by Mr. Echarte and Esteban Moctezuma, President of Fundación Azteca. Prior to the launch event, Mr. Echarte and Mr. Moctezuma presented the foundation in the Capitol Building to a select group of US Representatives and Senators from both the Democratic and Republican Parties. The group included both Hispanic members of Congress and non-Hispanic members with a strong interest in the Hispanic community.

Company Profile

Azteca America is the fastest-growing Hispanic network in the United States and a fully owned subsidiary of TV Azteca, S.A. de C.V. TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates also include Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca and Azteca America Network are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel

5255 3099 9167

jrangelk@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 3099 5786 tcanales@tvazteca.com.mx	5255 1720 0059 dmccosh@aztecaamerica.com